December 11, 2024

Richard Jordan
Chief Executive Officer
Yuengling's Ice Cream Corp
8910 West 192nd Street, Suite N
Mokena, IL 60448

       Re: Yuengling's Ice Cream Corp
           Form 10-KT for the Fiscal Year Ended December 31, 2023
           Filed September 11, 2024
           File No. 0-55398
Dear Richard Jordan:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services